EXHIBIT 99.1

TOP Ships Inc. Announces Decision to Sell M/Y Para Bellvm and Exit the Megayacht Sector

ATHENS, Greece, July 22, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “TOP Ships”) (NYSE American: TOPS), an international owner and operator of modern, fuel-efficient “ECO” tanker vessels, announced today that it has decided to sell the M/Y Para Bellvm and exit the Megayacht sector. The M/Y Para Bellvm is a 47-meter yacht built in 2023 at the Sanlorenzo shipyard, with capacity for 12 guests and a crew of 10.

The Company intends to pursue the sale of the M/Y Para Bellvm with the objective of releasing significant capital, expected to be a multiple of the Company’s current market capitalization, for redeployment towards its core tanker business.

There can be no assurance that a sale will be completed, or as to its timing, structure, terms or the proceeds ultimately realized. Any transaction would be subject to the negotiation and execution of definitive agreements, the consent of relevant counterparties and financiers, and customary conditions.

About the Company

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the intended divestment of the Company’s megayacht, the estimated proceeds and potential equity release that may be realized in connection with a divestment, and the redeployment of capital.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management's examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org